SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 3)

Ikanos Communications, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45173E105

(CUSIP Number)

Christopher L. Kaufman

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Tel: (650) 463-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) PN

*	Percentage ownership based on 71,786,975 shares of common stock outstanding as of October 22, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2013, assuming (i) the issuance of an additional 25,000,000 shares of common stock on November 7, 2013 pursuant to the Issuer’s prospectus filed on such date and (ii) the exercise in full of the warrants. See Item 5 of this Schedule 13D.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) PN

*	Percentage ownership based on 71,786,975 shares of common stock outstanding as of October 22, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2013, assuming (i) the issuance of an additional 25,000,000 shares of common stock on November 7, 2013 pursuant to the Issuer’s prospectus filed on such date and (ii) the exercise in full of the warrants. See Item 5 of this Schedule 13D.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) PN

*	Percentage ownership based on 71,786,975 shares of common stock outstanding as of October 22, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2013, assuming (i) the issuance of an additional 25,000,000 shares of common stock on November 7, 2013 pursuant to the Issuer’s prospectus filed on such date and (ii) the exercise in full of the warrants. See Item 5 of this Schedule 13D.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Management, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) OO

*	Percentage ownership based on 71,786,975 shares of common stock outstanding as of October 22, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2013, assuming (i) the issuance of an additional 25,000,000 shares of common stock on November 7, 2013 pursuant to the Issuer’s prospectus filed on such date and (ii) the exercise in full of the warrants. See Item 5 of this Schedule 13D.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Annex, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) PN

*	Percentage ownership based on 71,786,975 shares of common stock outstanding as of October 22, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2013, assuming (i) the issuance of an additional 25,000,000 shares of common stock on November 7, 2013 pursuant to the Issuer’s prospectus filed on such date and (ii) the exercise in full of the warrants. See Item 5 of this Schedule 13D.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Annex Management, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) OO

*	Percentage ownership based on 71,786,975 shares of common stock outstanding as of October 22, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2013, assuming (i) the issuance of an additional 25,000,000 shares of common stock on November 7, 2013 pursuant to the Issuer’s prospectus filed on such date and (ii) the exercise in full of the warrants. See Item 5 of this Schedule 13D.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Luis Arzubi
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) IN

*	Percentage ownership based on 71,786,975 shares of common stock outstanding as of October 22, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2013, assuming (i) the issuance of an additional 25,000,000 shares of common stock on November 7, 2013 pursuant to the Issuer’s prospectus filed on such date and (ii) the exercise in full of the warrants. See Item 5 of this Schedule 13D.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Diosdado Banatao
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

39,521,975 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 89,500 shares of Common Stock)

1 share of Series A Preferred Stock

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

39,521,975 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 89,500 shares of Common Stock)

1 share of Series A Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

39,521,975 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 89,500 shares of Common Stock)

1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) IN

*	Percentage ownership based on 71,786,975 shares of common stock outstanding as of October 22, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2013, assuming (i) the issuance of an additional 25,000,000 shares of common stock on November 7, 2013 pursuant to the Issuer’s prospectus filed on such date and (ii) the exercise in full of the warrants. See Item 5 of this Schedule 13D.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons George Pavlov
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

39,521,975 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 89,500 shares of Common Stock)

1 share of Series A Preferred Stock

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

39,521,975 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 89,500 shares of Common Stock)

1 share of Series A Preferred Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

39,627,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock and options to purchase 179,000 shares of Common Stock)

1 share of Series A Preferred Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) IN

*	Percentage ownership based on 71,786,975 shares of common stock outstanding as of October 22, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2013, assuming (i) the issuance of an additional 25,000,000 shares of common stock on November 7, 2013 pursuant to the Issuer’s prospectus filed on such date and (ii) the exercise in full of the warrants. See Item 5 of this Schedule 13D.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,416,475 shares of Common Stock (including warrants to purchase 7,800,000 shares of Common Stock) 1 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) OO

*	Percentage ownership based on 71,786,975 shares of common stock outstanding as of October 22, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2013, assuming (i) the issuance of an additional 25,000,000 shares of common stock on November 7, 2013 pursuant to the Issuer’s prospectus filed on such date and (ii) the exercise in full of the warrants. See Item 5 of this Schedule 13D.

Introduction.

This Amendment No. 3 to the Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission on September 3, 2009 (the “Original Filing”), as amended by Amended No. 1 and Amendment No. 2 to the Schedule 13D (as amended, this “Schedule 13D”) by Tallwood III, L.P., a Delaware limited partnership (“Tallwood III”), Tallwood III Partners, L.P., a Delaware limited partnership (“Tallwood III Partners”), Tallwood III Associates, L.P., a Delaware limited partnership (“Tallwood III Associates”), and Tallwood III Annex, L.P., a Delaware limited partnership (“Tallwood III Annex”) (Tallwood III, Tallwood III Partners, Tallwood III Associates and Tallwood III Annex are together referred to as the “Tallwood Funds”), Tallwood III Management, LLC, a Delaware limited liability company (“Tallwood Management”), Tallwood III Annex Management, LLC, a Delaware limited liability company (“Tallwood Annex Management”), Luis Arzubi, Diosdado Banatao and George Pavlov (the foregoing entities and persons collectively, the “Reporting Persons”).

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of Ikanos Communications, Inc., a Delaware corporation (the “Company”), Common Stock issuable upon the exercise of warrants (“Warrants”), and Series A Preferred Stock, par value $0.001 per share of the Company (the “Voting Share”).

The Reporting Persons are filing this Amendment No. 3 to the Schedule 13D to update the information included in Item 2, Item 3, Item 5 and Item 7 of the Schedule 13D.

Item 2.	Identity and Background

The first paragraph of subsection (a) of Item 2 is hereby amended and replaced in its entirety as follows:

This Schedule 13D is being filed by Tallwood III, L.P., a Delaware limited partnership (“Tallwood III”), Tallwood III Partners, L.P., a Delaware limited partnership (“Tallwood III Partners”), Tallwood III Associates, L.P., a Delaware limited partnership (“Tallwood III Associates”), and Tallwood III Annex, L.P., a Delaware limited partnership (“Tallwood III Annex”) (Tallwood III, Tallwood III Partners, Tallwood III Associates and Tallwood III Annex are together referred to as the “Tallwood Funds”), Tallwood III Management, LLC, a Delaware limited liability company (“Tallwood Management”), Tallwood III Annex Management, LLC, a Delaware limited liability company (“Tallwood Annex Management”), Tallwood Partners, LLC (“Tallwood Partners”), Luis Arzubi, Diosdado Banatao and George Pavlov (the foregoing entities and persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, filed as Exhibit 5 of the Original Filing (the “Joint Filing Agreement”) and the joinder to the Joint Filing Agreement filed herewith as Exhibit 2.

Item 2 is hereby further amended and supplemented by inserting the following immediately after the fourth paragraph of subsection (a):

The Banatao Living Trust DTD 7/21/99 is the managing member of Tallwood Partners.

Subsection (b) of Item 2 is hereby amended and replaced in its entirety as follows:

(b) The business address of each of the Reporting Persons is Tallwood Venture Capital, 3000 Sand Hill Road, Bld. 3, Ste. 240, Menlo Park, CA 94025.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and replaced in its entirety as follows:

The Tallwood Funds purchased the Common Stock, Warrants and Voting Share in three separate transactions from the Company.

On August 24, 2009, Tallwood III purchased 10,074,743 shares of Common Stock and a Warrant to purchase 3,274,291 shares of Common Stock for an aggregate purchase price of $17,630,800; Tallwood III Partners purchased 1,275,771 shares of Common Stock and a Warrant to purchase 414,626 shares of Common Stock for an aggregate purchase price of $2,232,599; Tallwood III Associates purchased 78,057 shares of Common Stock and a Warrant to purchase 25,369 shares of Common Stock for an aggregate purchase price of $136,600; and Tallwood III Annex purchased 12,571,429 shares of Common Stock, and a Warrant to purchase 4,085,714 shares of Common Stock for an aggregate purchase price of $22,000,001, representing a total aggregate purchase price of $42,000,000.

On November 15, 2010, Tallwood III Annex purchased 5,616,475 shares of Common Stock for an aggregate purchase price of $5,897,299.

On November 7, 2013, Tallwood Partners purchased 2,000,000 shares of Common Stock for an aggregate purchase price of $2,000,000.00

The funding for the purchases of these securities was obtained from the Tallwood Funds’ contributed capital from its limited partners.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and replaced in its entirety as follows:

(a) and (b)

Tallwood III has (a) sole voting power with respect to 0 shares of Common Stock, (b) sole dispositive power with respect to 0 shares of Common Stock, (c) shared voting and shared dispositive power with respect to 31,616,475 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants, which is equal to 37.7% of the outstanding Common Stock of the Company, assuming the exercise of the Warrants into shares of Common Stock, based on an aggregate of 71,786,975 shares of Common Stock outstanding as of October 22, 2013 and after giving effect to the issuance of an additional 25,000,000 shares of Common Stock issued by the Company on November 7, 2013 (the “Offering Date”), as reported by the Company in its prospectus to offer common stock filed with the Securities and Exchange Commission on the Offering Date. Tallwood III has shared voting and shared dispositive power with respect to the Voting Share, or 100% of the outstanding Series A Preferred Stock of the Company.

Tallwood III Partners has (a) sole voting power with respect to 0 shares of Common Stock, (b) sole dispositive power with respect to 0 shares of Common Stock, (c) shared voting and shared dispositive power with respect to 31,616,475 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants, which is equal to 37.7% of the outstanding Common Stock of the Company, assuming the exercise of the Warrants into shares of Common Stock, based on an aggregate of 71,786,975 shares of Common Stock outstanding as of September 29, 2013 and after giving effect to the issuance of an additional 25,000,000 shares of Common Stock issued by the Company on the Offering Date, as reported by the Company in its prospectus to offer common stock filed with the Securities and Exchange Commission on the Offering Date. Tallwood III Partners has shared voting and shared dispositive power with respect to the Voting Share, or 100% of the outstanding Series A Preferred Stock of the Company.

Tallwood III Associates has (a) sole voting power with respect to 0 shares of Common Stock, (b) sole dispositive power with respect to 0 shares of Common Stock, (c) shared voting and shared dispositive power with respect to 31,616,475 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants, which is equal to 37.7% of the outstanding Common Stock of the Company, assuming the exercise of the Warrants into shares of Common Stock, based on an aggregate of 71,786,975 shares of Common Stock outstanding as of September 29, 2013 and after giving effect to the issuance of an additional 25,000,000 shares of Common Stock issued by the Company on the Offering Date, as reported by the Company in its prospectus to offer common stock filed with the Securities and Exchange Commission on the Offering Date. Tallwood III Associates has shared voting and shared dispositive power with respect to the Voting Share, or 100% of the outstanding Series A Preferred Stock of the Company.

Tallwood III Annex has (a) sole voting power with respect to 0 shares of Common Stock, (b) sole dispositive power with respect to 0 shares of Common Stock, (c) shared voting and shared dispositive power with respect to 31,616,475 shares of Common Stock and 7,800,000 shares of Common Stock issuable upon the exercise of Warrants, which is equal to 37.7% of the outstanding Common Stock of the Company, assuming the exercise of the Warrants into shares of Common Stock, based on an aggregate of 71,786,975 shares of Common Stock outstanding as of September 29, 2013 and after giving effect to the issuance of an additional 25,000,000 shares of Common Stock issued by the Company on the Offering Date, as reported by the Company in its prospectus to offer common stock filed with the Securities and Exchange Commission on the Offering Date. Tallwood III Annex has shared voting and shared dispositive power with respect to the Voting Share, or 100% of the outstanding Series A Preferred Stock of the Company.

Tallwood Management is the general partner of Tallwood III, Tallwood III Partners and Tallwood III Associates, and Tallwood Annex Management is the general partner of Tallwood III Annex. Tallwood Management and Tallwood Annex Management may be deemed to have shared voting and dispositive power with respect to the Common Stock, Warrants and Voting Share beneficially owned by the Tallwood Funds. Each of Luis Arzubi, Diosdado Banatao and George Pavlov is a managing member of Tallwood Management and Tallwood Annex Management, and may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock, Warrants and Voting Share beneficially owned by the Tallwood Funds. For further information, see Item 2 hereof.

Tallwood Partners has (a) sole voting power with respect to 0 shares of Common Stock, (b) sole dispositive power with respect to 0 shares of Common Stock, (c) shared voting and shared dispositive power with respect to 31,616,475 shares of Common Stock, which is equal to 37.7% of the outstanding Common Stock of the Company, assuming the exercise of the Warrants into shares of Common Stock, based on an aggregate of 71,786,975 shares of Common Stock outstanding as of October 22, 2013 and after giving effect to the issuance of an additional 25,000,000 shares of Common Stock issued by the Company on the Offering Date, as reported by the Company in its prospectus to offer common stock filed with the Securities and Exchange Commission on the Offering Date. Tallwood Partners has shared voting and shared dispositive power with respect to the Voting Share, or 100% of the outstanding Series A Preferred Stock of the Company.

In addition to the shares described above, each of Messrs. George Pavlov and Diosdado Banatao hold 105,500 shares of Common Stock (including options to purchase 89,500 shares of Common Stock) in his capacity as a director of the Company.

The Reporting Persons may be deemed to be a group with respect to the securities of the Company which they hold directly or indirectly. Such persons disclaim such group membership.

(c) Other than the shares reported herein, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated September 3, 2009 (incorporated by reference to Exhibit 5 to Schedule 13D filed with the Securities and Exchange Commission on September 3, 2009).

Exhibit 2	Joinder to Joint Filing Agreement, dated February 13, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2014

Tallwood III, L.P.		Tallwood III Annex Management, LLC
Tallwood III Partners, L.P.
Tallwood III Associates, L.P.
		By:	/s/ Nataska Skok
By: Tallwood III Management, LLC			Natasha Skok
Its General Partner

By:	/s/ Natasha Skok	Tallwood Partners, LLC
Natasha Skok, Attorney-in-Fact
By: The Banatao Living Trust DTD 7/21/99
Its Managing Member
Tallwood III Annex, L.P.

By: Tallwood III Annex Management, LLC		By:	/s/ Diosdado Banatao
Its General Partner			Diosdado Banatao, Trustee

By:	/s/ Natasha Skok
	Natasha Skok, Attorney-in-Fact	/s/ Luis Arzubi
Luis Arzubi
Tallwood III Management, LLC
/s/ Diasdado Banatao
Diosdado Banatao
By:	/s/ Natasha Skok
Natasha Skok, Attorney-in-Fact
/s/ Geroge Pavlov
George Pavlov

Exhibit Index

Exhibit 1	Joint Filing Agreement, dated September 3, 2009 (incorporated by reference to Exhibit 5 to Schedule 13D filed with the Securities and Exchange Commission on September 3, 2009).

Exhibit 2	Joinder to Joint Filing Agreement, dated February 13, 2014.